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                              August 31, 2023

       Jison Lim
       Director and Chairman
       Ten-League International Holdings Ltd
       16 Gul Drive
       Singapore 629467

                                                        Re: Ten-League
International Holdings Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted August
14, 2023
                                                            CIK No. 0001982012

       Dear Jison Lim:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1, Submitted August 14, 2023

       If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our..., page 29

   1. We note your response to comment 7 and reissue in part. We acknowledge the additional language that discloses
the risks posed by your personnel not having sufficient knowledge of U.S. GAAP and SEC
reporting requirements, but note that you have added mitigating language suggesting
that you will be successful in mitigating this risk. Please revise to clearly present the
risk to investors and refrain from suggesting that risk is lesser or will no longer exist based
on the mitigation.
 Jison Lim
FirstName
Ten-LeagueLastNameJison     Lim
             International Holdings Ltd
Comapany
August  31, NameTen-League
            2023              International Holdings Ltd
August
Page  2 31, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Year on Year Comparison of Our Results of Operations, page 48

2. We note your response to comment 10 and reissue the comment, in part. When several factors contributed to material fluctuations in your results, please revise to quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. You provided sales volume metrics which show increased number of units sold.
         Please clarify if significant sales were to existing customers or new customers and address any known or expected trends and uncertainties. We note page F-26 shows sales to a major customer went down from 18% in 2021 to 10% in 2022. Refer to
Item 5.D of Form
         20-F, including the related Instructions.
Notes to the Consolidated Financial Statements
Note 12 Bank Borrowings, page F-19

3. We note your response to comment 19 and reissue the comment, in part. Please provide the significant terms of this financing facility.
Exhibits

4. We note your response to comment 20 that the agreements with Major Supplier were entered into in the ordinary course of business and do not fall into any of the categories under Item 601(b)(10)(ii) of Regulation S-K. Please tell us why you believe these agreements do not fall under Item 601(b)(10)(ii)(B), which requires any contract upon which you are substantially dependent to be filed as an exhibit. In this regard, we note your disclosure that "substantially all" of your heavy equipment is purchased from Major
         Supplier, and your disclosure that Major Supplier represented 71.3% and 60.4% of your costs of revenue for the years ended December 31, 2021 and 2022. In the alternative, please file your agreements with Major Supplier, including the distribution agreement(s), service-dealer agreement(s), and dealership agreement(s) as exhibits to the registration statement.
General

5. We note your response and revisions in response to comment 23. Given your disclosure that no sales of the resale shares will occur until the ordinary shares sold in the initial public offering begin trading on Nasdaq, please tell us under what circumstance the resale shares will be sold at the IPO price. If the resale shares will not be sold until the shares are trading on Nasdaq, it seems that the resale shares will only be sold at prevailing market prices or in privately negotiated prices. Please clarify and revise as necessary.
 Jison Lim
FirstName
Ten-LeagueLastNameJison     Lim
             International Holdings Ltd
Comapany
August  31, NameTen-League
            2023              International Holdings Ltd
August
Page  3 31, 2023 Page 3
FirstName LastName
       You may contact Nasreen Mohammed at 202-551-3773 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Louise L. Liu